EXHIBIT 4(d)

         1.04     Stock Options.
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         (a)  Between  the date of this  Agreement  and the  Effective  Date (as hereinafter defined), each person holding one or more Louisiana Bancshares Options (as defined in Section 5.03) shall continue to have the right to exercise any vested Louisiana Bancshares Option.

         (b) At the Effective Date, each Louisiana Bancshares Option that is an outstanding and unexercised non-qualified stock option or incentive stock option (within the meaning of Section 422 of the Code) immediately prior thereto shall cease to represent a right to acquire shares of Louisiana Bancshares Common Stock and shall be assumed by B&K and converted automatically into an option to purchase shares of B&K Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of Section 424(a) of the Code (in the case of incentive stock options) and the Louisiana Bancshares Option Plan (as defined in Section 5.03) and the agreements evidencing grants thereunder):

                  (i) the number of shares of B&K Common Stock to be subject to the converted option shall be equal to the product of the number of shares of Louisiana Bancshares Common Stock subject to the original Louisiana Bancshares Option, multiplied by the Per Share Merger Consideration (provided that such number of shares shall be rounded to the nearest whole share); and

                  (ii) the exercise price per share of B&K Common Stock under the converted Louisiana Bancshares Option shall be equal to the exercise price per share of Louisiana Bancshares Common Stock under the option, divided by the Per Share Merger Consideration (provided that such exercise price shall be rounded to the nearest whole cent).

         1.05 Fractional Shares. Each holder of Louisiana Bancshares Common Stock who would otherwise have been entitled to receive a fraction of a share of B&K Common Stock pursuant to the Holding Company Merger (or upon the exercise of a stock option, as the case may be) shall receive, in lieu thereof, an amount in cash (without interest) equal to the product of such fractional share, multiplied by the "Market Price" of B&K Common Stock. For these purposes, the Market Price of B&K Common Stock shall be the average of the high and low closing bid quotations with respect to B&K Common Stock as reported by the National Association of Securities Dealers Automated Quotation System Small Cap Market during the period of 20 business days immediately prior to the business day that is 3 business days preceding the Effective Date (or the exercise date of the stock option, as the case may be).